

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Ira Birns
Executive Vice President and Chief Financial Officer
World Fuel Services Corporation
9800 N.W. 41st Street
Miami FL 33178

Re: World Fuel Services Corporation
   Form 10-K for Fiscal Year Ended December 31, 2021
   Filed February 25, 2022
   File No. 001-09533

Dear Ira Birns:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services